Michael J. Denny D 704/331-7488 F 704/353-3188 mike.denny@klgates.com

July 31, 2012

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief

Re:	Snyder’s-Lance, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 27, 2012
File No. 000-00398

Dear Mr. Hiller:

On behalf of our client, Snyder’s-Lance, Inc. (the “Company”), we are enclosing the Company’s response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated July 9, 2012, with respect to the above-referenced filing. If you have any questions or comments regarding the Company’s response, please call me at (704) 331-7488.

Very truly yours,

/s/ Michael J. Denny

Michael J. Denny of K&L Gates LLP

cc:	Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer
Margaret E. Wicklund, Corporate Controller and Assistant Secretary
A. Zachary Smith III, Chief General Counsel
Snyder’s-Lance, Inc.

Snyder’s-Lance, Inc. 13024 Ballantyne Corporate Place Harris Building, Suite 900 Charlotte, NC 28277

July 31, 2012

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Snyder’s-Lance, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 27, 2012
File No. 000-00398

Dear Mr. Hiller:

Please find below the response of Snyder’s-Lance, Inc. (the “Company”) to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 9, 2012, with respect to our Form 10-K for the Fiscal Year ended December 31, 2011. For your convenience, we have included the Staff’s comment in bold followed by our response. In addition, we have addressed questions raised on the conference call between the Staff and the Company held on July 26, 2012. We would like to thank the Staff for taking the time to discuss our segment reporting disclosures during the conference call.

Form 10-K for the Fiscal Year ended December 31, 2011

1.

We have read your responses to our prior comments, regarding your view of having a single reportable operating segment. We understand that you disregarded certain details in the various reports that are routinely provided to your CODM in formulating your position, reasoning that such details, while reviewed by your CODM, are not utilized in making decisions about resources to be allocated or to assess performance. However, you explain that such details, including measures of profitability for numerous products and product groups, are designed to meet the needs of multiple people within the organization. We also understand that these details are included with the reporting package submitted to your board of directors and senior support team, and that there is a high level of communication between your CODM and those responsible for resource allocation. We have consulted with our Division’s Office of Chief Accountant concerning your situation, and believe that you will need to separately identify operating segments consistent with FASB ASC 280-10-50-1. For example, seven components of salty branded products, four components of bakery branded products, private brands, partner brands, and contract each appear to constitute operating segments. If you believe that your operating segments can be aggregated pursuant to FASB ASC 280-10-50-11, or do not surpass quantitative thresholds, please submit the qualitative and quantitative analyses underlying your view. Otherwise, to the extent that aggregation is not possible for operating segments which are also reportable segments, submit the revisions necessary to comply with FASB ASC 280-10-50.

As discussed in our conference call on July 26, 2012, we continue to believe that the Company has only one operating segment as defined by ASC 280.

Our company is structured by functional area. The organization chart shows the Chief Operating Officer, who is also our CODM, with direct reports for each of the major functions with the exception of Finance, Human Resources and Legal. We do not have separate operating segment managers, as defined by FASB ASC 280-10-50-7, for any part of our business including each of the products and product lines discussed in your comment. Resource allocation decisions are made and analytics are performed by functional area for the consolidated company. For example, the head of manufacturing makes decisions across each of the manufacturing facilities without regard to what products are being made, and the plants are measured by pounds per labor hour with no regard to branded or non-branded classification. Specifically, FASB ASC 280-10-05-3 notes that the segments of a public entity “are evident from the structure of the public entity’s internal organization,” and we believe that the functional structure of our internal organization supports our position that we have only one operating segment.

All of our products are snack food products and are sold in the cookie/cracker and salty snack food aisles in grocery stores or on the same shelf in convenience stores. This includes our branded products as well as the brands we manufacture or distribute for our customers. Both branded and non-branded products are intermingled across manufacturing facilities, and in some cases, are produced on the same manufacturing line. Pricing and purchasing decisions for our products are approached on a macro basis for our portfolio as commodity cost changes impact both branded and non-branded products.

The CEO, CFO, CODM, and all of the direct reports to the CODM have their annual incentive plan based entirely on consolidated metrics, such as revenue and EPS. In addition, with the exception of sales management, all other eligible employees have an annual plan based either entirely or primarily on the same consolidated metrics. The Company also has a long-term incentive plan which incorporates only consolidated measures of performance, including net revenue, EPS, return on investment and relative shareholder return.

We provide our Board of Directors with information at their request, which is why we created the product family report included within the board report that was previously provided to the Staff. This product family report, which included profitability measures for certain products and product categories, was not generated or provided prior to the merger which occurred in late 2010, and it has since been removed from the board report. Further, all board report slides which showed information below net revenues for products or product categories, including branded or non-branded products, have been removed or revised to no longer include such information. Such information was not used by the CODM for any performance assessment or resource allocation purposes and the CODM received the information in the board report simply because he is a board member. The reports were directional at best and we did not use them to manage our business. Specifically, slides that are no longer provided in the board report include the business model P&L, branded P&L, private brands P&L, distribution company P&L, and contract P&L.

As discussed with the Staff on the conference call, the following provides additional information regarding resource allocation decisions for capital spending, advertising and marketing, manufacturing and human resources.

Resource allocations for capital spending were discussed in detail in our previous responses. Approximately 50%-60% of our total capital budget is for normal replacement of machinery and equipment while the remainder is for upgrading equipment or expanding capacity in order to meet customer demand. The capital expenditure budget is built from the ground up with the vast majority of requests coming from plant managers and engineers. As discussed on the call, many of the plants produce both branded and non-branded products and some of the equipment is used for both branded and non-branded products.

As discussed in our previous response on June 4, 2012, branded products receive the majority, if not all, of the marketing and advertising support. Our advertising budget, although limited, is spent primarily on our national brands as there is very little incentive or need to spend advertising dollars on non-branded products.

Manufacturing decisions are driven primarily by customer demand. We currently have sufficient capacity at our plants to supply all branded and non-branded product requirements and have plans in place to ensure sufficient capacity in the future.

Human resource allocation decisions are made as part of the budgeting process. For plant locations, the plant managers are responsible for determining human resource needs based on the estimated demand for the products produced at that location. For the remaining areas including our selling, marketing, service and distribution, and general and administrative functions, the managers in charge of each cost center are responsible for determining human resource needs. The Vice Presidents of each respective area are then responsible for review and approval of their respective budgets prior to review and approval by the CFO, CHRO and CODM.

Therefore, as discussed in our telephone conference, based on the information presented above, and the standards and guidance set forth in FASB ASC 280-10, we continue to believe that we have operated in only one segment: the manufacturing, distribution, marketing and sale of snack food products.

Proposed Addition to the Company’s Form 10-Q and Form 10-K

As discussed with the Staff on July 26, 2012, and in order to improve our disclosures, we are prepared to provide entity-wide disclosures of revenues consistent with FASB ASC 280-10-50-40. Beginning with the Company’s second quarter Form 10-Q and in our subsequent Form 10-K’s and Form 10-Q’s, we will add the following footnote disclosure and will expand our MD&A disclosure to ensure consistency:

We operate in one business segment: the manufacturing, distribution, marketing and sale of snack food products. We define business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to assess performance and allocate resources. Our CODM is the Company’s President and Chief Operating Officer. Characteristics of our organization which were relied upon in making this determination include the similar nature of all of the products that we sell, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.

Net revenues by product category are as follows:

	Quarter Ended	Six Months Ended
(in thousands)
Branded
Private brands
Partner brands
Other

Net revenue

Acknowledgement

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Michael J. Denny, counsel to the Company, at (704) 331-7488.

Sincerely,

SNYDER’S-LANCE, INC.

By:	/s/ Rick D. Puckett

Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer

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